Legal Name	Jurisdiction of Incorporation
Shift Platform, Inc.	Delaware
Shift Operations LLC	Delaware
Shift Finance, LLC	Delaware
Shift Transportation LLC	Delaware
Shift Insurance Services LLC	Delaware